Via Facsimile and U.S. Mail
---------------------------

                                                       August 23, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re:  Celgene Corporation
          Form 10-K Fiscal Year Ended December 31, 2005
          File No. 000-16132

Dear Mr. Rosenberg:

     Pursuant to the above referenced matter and on-going communications with the SEC Staff, this letter reflects supplemental information to Comment Number 4 of the Staff's letter to Mr. Robert J. Hugin, Chief Financial Officer of Celgene, dated May 12, 2006.

COMMENT NO. 4 OF THE STAFF'S MAY 12, 2006 LETTER:

STATEMENTS OF CASH FLOWS, PAGE F-5

STAFF COMMENT

4. Please provide us with your computation of the following amounts presented in the operating activities section of your statements of cash flows for the years ended December 31, 2005 and 2004: deferred income taxes of $(91,356) and $(79,847), respectively; and increase in income tax payable of $74,155 and $40,404, respectively.

BACKGROUND:

     Our response letter dated June 5, 2006 provided in tabular format the computation of deferred income taxes and income taxes payable as presented in the operating activities section of the Statements of Cash Flows for the years ended December 31, 2005 and 2004. Upon further discussion with the Staff, we provided supplemental responses on July 14, 2006 and July 26, 2006 wherein we presented the operating activities section of the statements of cash flows for the years ended December 31, 2005 and 2004 reflecting certain reclassifications that we

Celgene Corporation
File No. 000-16132
August 23, 2006
Page 2


     proposed to make in our next Annual Report on Form 10-K as well as, conforming reclassifications of the 2005 interim periods in our 2006 quarterly reports on Form 10-Q.

     Based on our telephone conversation with Amy Bruckner on August 10, 2006, we understand the Staff would like us to provide an additional response letter addressing the following:

     1. Our position supporting the disclosure of the components of the income tax provision contained in Note 17 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005.

     2. Clarify if based on discussions with the staff, we intend to reclassify our operating cash flows presentation or maintain the presentation included in the Consolidated Statement of Cash Flows for the years ended December 31, 2005 and 2004. If we plan to reclassify such presentation, then show how the reclassified operating activities section of the Consolidated Statement of Cash Flows for the years ended 2005 and 2004 would be presented. Additionally, if we intend to reclassify the cash flow presentations, provide in disclosure-type format the disclosure that we will make in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 about the change in presentation.

     3. Provide in disclosure-type format, an expanded discussion of our Critical Accounting Policies related to our effective tax rate.

RESPONSE:

     1. We believe our disclosure of the components of the income tax expense contained in Note 17 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 are presented correctly. SFAS 109, paragraph 45, requires disclosure of the significant components of income tax expense attributable to continuing operations. Those components include current tax expense or benefit and deferred tax expense or benefit, excluding among other things, the benefits of operating loss carryforwards. SFAS 109, Appendix E, defines the current tax expense or benefit as the amount of income taxes paid or payable (or refundable) for a year as determined by applying the provision of the enacted tax law to the taxable income or excess deductions over revenues for that year. Based on this guidance, we believe it is appropriate to reduce the current tax expense by the benefit of the operating loss carryforward so that the sum of the components of tax expense equal the amount of tax expense reported in the statement of operations. Moreover, we believe that we have satisfied the requirement to disclose separately the tax benefit of the operating loss carryforward as such amount was disclosed separately in the paragraph following the rate reconciliation table contained in Note 17.

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Celgene Corporation
File No. 000-16132
August 23, 2006
Page 3


     2. With respect to the format of the operating activities section of the statement of cash flow, we do not believe that GAAP specifically addresses presentation, geography or gross versus net within the operating cash flow section. Given the lack of authoritative guidance, we are open to the Staff's interpretation and views as to the presentation within the operating cash flow section. Accordingly, we plan to adopt the Staff's presentation view prospectively. We propose to disclose in our third quarter Form 10-Q that we are changing the presentation format within the operating activities section of the statement cash flow and that our 2005 and 2004 statement of cash flow operating section will be reclassified in our 2006 Form 10-K filing. Below is our 2005 and 2004 operating cash flow section on a reclassified basis as we would present it in our 2006 Form 10-K. We will present our nine-months ended September 30, 2006 and 2005 operating cash flows on this basis as well. Below the table is the proposed disclosure of the change in presentation that we would make in our third quarter Form 10-Q. Note that the revised presentation does not change the operating cash flow total or the investing and financing cash flow totals previously presented and has no impact on our balance sheet or statement of operations.


--------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities                                                        Years Ended
(IN THOUSAND $)                                                                             December 31,
                                                                                         2005           2004
                                                                                      ---------      ---------
Net income                                                                            $  63,656      $  52,756
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization of long-term assets                                        14,286          9,690
Provision for accounts receivable allowances                                             11,463          8,315
Realized loss (gain) on marketable securities available for sale                          1,853         (3,050)
Unrealized loss (gain) on value of EntreMed warrants                                      6,875          1,922
Equity losses of affiliated company                                                       6,923           --
Non-cash stock-based compensation expense                                                  (243)           449
Amortization of premium/discount on marketable securities available for sale, net         1,763          2,085
Loss on asset disposals                                                                     290           --
Amortization of debt issuance cost                                                        2,443          2,443
Amortization of discount on note obligation                                                  53            108
Deferred income taxes                                                                   (47,120)       (23,567)
Shares issued for employee benefit plans                                                  3,506          4,267
Change in current assets and liabilities, excluding the effect of acquisition:
Increase in accounts receivable                                                         (43,496)       (13,051)
Decrease (increase) in inventory                                                          4,125        (11,192)
Increase in other operating assets                                                      (21,514)        (1,174)
Increase in accounts payable, accrued expenses and other liabilities                     11,809         18,241
Increase in income tax payable                                                           29,919         28,489
(Decrease) increase in deferred revenue                                                  (4,674)        79,208
                                                                                      ---------      ---------
Net cash provided by operating activities                                             $  41,917      $ 155,939
==============================================================================================================

         DISCLOSURE TO BE ADDED TO FOOTNOTE 1 OF THE THIRD QUARTER FORM 10-Q:

         CASH FLOW RECLASSIFICATION: The Company is changing the presentation of how it reflects deferred income taxes and changes in income tax payable within the cash flows from the operations section of the statement of cash flows. The change in presentation will better align the deferred income tax amount with the deferred tax amount reflected in

Celgene Corporation
File No. 000-16132
August 23, 2006
Page 4


         the statement of operations and the change in income taxes payable with the amount of current expense. Our statement of cash flows for the nine-months ended September 30, 2006 and 2005 was prepared on this basis. Additionally in our 2006 Form 10-K we will reclass certain amounts in 2005 and 2004 within the operating section of cash flows to conform to this presentation. This change in presentation does not impact previously reported cash flows from operations, financing or investing for those years. Our auditors agree with the Company's proposed presentation on a prospective basis.

     3. We will expand our discussion of the effective tax rate in our Critical Accounting Policies as follows:

         The Company's underlying effective tax rate is approximately 71% currently. The effective tax rate exceeds the statutory tax rate primarily due to share based compensation expense related to incentive stock options (ISO's) for which tax benefits may not be realized and certain expenses being incurred in taxing jurisdictions outside the United States for which the Company does not presently receive a tax benefit. The Company operates under an incentive tax holiday in Switzerland that expires in 2015 and exempts the Company from certain Swiss taxes. Likewise, expenses currently being incurred there do not provide a tax benefit. To the extent that the Company receives approvals for REVLIMID(R) and other drugs in markets outside the United States, we would expect to generate taxable income in those jurisdictions, which would lower our future effective tax rate.

         At March 31, 2005, the Company determined it was more likely than not that the Company will generate sufficient taxable income to realize the benefits of its deferred tax assets and as a result, eliminated certain deferred tax valuation allowances, which resulted in the Company recording an income tax benefit in 2005 of $42.6 million and an increase to additional paid-in capital of $30.2 million. The decision to eliminate the deferred tax valuation allowances was based on an external Independent Data Monitoring Committee's, or IDMC, analyses of two Phase III Special Protocol Assessment multiple myeloma trials and the conclusion that these trials exceeded the pre-specified stopping rule. The IDMC found a statistically significant improvement in time to disease progression -- the primary endpoint of these Phase III trials -- in patients receiving REVLIMID(R) plus dexamethasone compared to patients receiving dexamethasone alone. This, in concert with our nine consecutive quarters of profitability, led to the conclusion that it was more likely than not that we will generate sufficient taxable income to realize the benefits of our deferred tax assets. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of these deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to it for tax reporting purposes, and other relevant factors. Significant judgment is required in making this assessment and, to the extent future expectations change, we would have to assess the recoverability of our deferred tax assets at that time. At June 30, 2006, it was more likely than not that the Company would realize its deferred tax assets, net of valuation allowances.

Celgene Corporation
File No. 000-16132
August 23, 2006
Page 5


         We will expand our Critical Accounting Policies disclosure to include a discussion about income taxes similar to the response above in our September 30, 2006 Quarterly Report on Form 10-Q and, in our subsequent periodic reports, as applicable.


In addition to the above disclosure-type response that will be made in our September 30, 2006 Quarterly Report on Form 10-Q and in our subsequent periodic reports, as applicable, we will continue to include the disclosure-type responses provided to the Staff's Comment Numbers 1, 2, 3, 5 and 7 in our response letters dated June 5, 2006 and July 14, 2006 and which have been included in our June 30, 2006 Quarterly Report on Form 10-Q.

Should you or your staff have any questions concerning our responses, please do not hesitate to contact me or our Corporate Controller, Jim Swenson at (908) 673-9607.

In connection with responding to the Comment Letter, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


Sincerely,

/s/ Robert J. Hugin

Robert J. Hugin,
Chief Financial Officer

cc: Amy Bruckner, Staff Accountant

    Lisa Vanjoske, Assistant Chief Accountant